SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2010

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A. Announces its Consolidated Results for the Third Quarter 2010

Rio de Janeiro, October 29th, 2010 TIM Participações S.A. (BOVESPA: TCSL3 and TCSL4; and NYSE: TSU), the company which controls directly TIM Celular S.A. and Intelig Telecomunicações Ltda., announces its results for the third quarter of 2010. TIM Participações S.A. ( TIM Participações or TIM ) provides telecommunication services with a nationwide presence in Brazil.

BOVESPA[1]
(lot = 1 share)
TCSL3: R$7.00
TCSL4: R$5.57

The following financial and operating information, except where otherwise indicated, is presented on a consolidated basis according to BrGaap accounting standards and in Brazilian Reais (R$), pursuant to Brazilian Corporate Law. All comparisons refer to the third quarter of 2009 (3Q09) and second quarter of 2010 (2Q10). The Income Statement and Balance Sheet analysis refers to TIM+Intelig and using 2009 figures in a Pro-forma basis, except when otherwise indicated.

NYSE[1]
(1 ADR = 10 PN shares)
TSU: US$32.21
(1) closing prices of Oct 28th, 2010

3Q10 Highlights
3Q10 Conference Call
· Subscriber base grew 19% YoY, reaching 46.9 million lines in September, accompanied by an EBITDA growth of 20% and OFCF growth of 54% in the same period;
Conference Call in English:
October 29th, 2010, at:
12:30 PM Brasília time	· Recovering 2nd position in market share for pre-paid segment and confirming 2nd position in Revenues and EBITDA;
10:30 AM US ET

Conference Call in Portuguese:	· New plans Infinity and Liberty represent more than 75% of customer base. Pre-paid Infinity reached 32 million lines while post-paid segment Liberty/Infinity posted 3 million customers (+24% QoQ);
October 29th, 2010, at:
14:30 AM Brasília time
12:30 AM US ET
· SAC decreased to R$59 (-30.6% YoY) reaching a new low - reflecting efficiency on acquisition (SAC/ARPU ratio at 2.5x vs. 3.2x in the 3Q09);

· MOU continues the upward trend this quarter - at 123 minutes (+37.2% YoY) and a strong evidence of community based success. In 3Q10, ~90% of the traffic was concentrated within TIM s network;

· Network quality at 100% for the 7th consecutive month according to Anatel. It s worth noting the lowest call drop metric ever at 0.60%;

For further information, please	· Gross service revenues of R$4,736 million in the 3Q10, with growth of 9.3% YoY, driven by the outgoing voice revenues (+14.0% YoY);
access the Company s website:
www.tim.com.br/ir	· OPEX slightly increased 2% yearly to R$2,724 million. Efficiency plan continues to play an important role to support commercial activities;

· Bad debt at 2.0% of net service revenue reached the lowest level ever;

· EBITDA reached R$924 million, a sound growth of 20% YoY and largely supported by the voice service contribution. EBITDA margin reached 25.3% (vs. 22.5% in the 3Q09);

Investor Relations Contacts
ri@timbrasil.com.br
(+55 21) 4009-3446 / 4009-3751 /	· Net Profit reached R$124.7 million in 3Q10 vs. R$101.4 million in 2Q10;
4009-4017
· CAPEX grew 28% YoY in 9M10, reaching R$1,475 million, focused on 3G roll-out and 2G expansion and capacity.
Avenida das Américas, 3434
Bloco 01 6° andar Barra da Tijuca
Rio de Janeiro, RJ - Brazil	· Operating FCF at R$603 million in 3Q10 (+54% vs. R$392 MM in 3Q09), or ~17% of net revenues. TIM was awarded the Latin America Wireless Service Provider of the year by the World Finance Magazine.
Zip Code 22640-102
Fax: +55 21 4009-3990

Message from Management

In the third quarter TIM shows the ability to combine 19% customer base growth with 20% EBITDA growth on a yearly comparison, proving the company s turn-around accomplishment and a change to a more innovative, dynamic, aggressive and quality oriented company. Another strong evidence of sustainable growth is proven by the operating free cash flow in 3Q10, which grew 54% yearly to R$603 million.

  Network quality reached for the seventh consecutive month 100% of Anatel s target. In addition, the Drop Call metric reached the lowest level ever at 0.60%.

  Minutes of Use reached 123min/user/month and will continue to grow fast each quarter. We believe this is unavoidable trend which has started with Liberty and Infinity plans and will further accelerate with the FMS.

  Although overall customer base grew 19% yearly (being 15% on the post- paid), the subscriber acquisition cost (SAC) continued dropping significantly year-over-year (-31% YoY). As for the bad debt, it remained under strict control and standing at the lowest level ever (2.0% of net service revenues).

In this quarter we were pleased with the customer base growth. As in the second quarter, TIM led the pack again on the net addition with 40% of incremental additions. Worth noting that in September only, we grab nearly 50% of total net adds. Such performance underscores our view that Infinity and Liberty plans continued to offer the best mix of cost-benefit for the clients.

We are deeply grateful with São Paulo users, by leading TIM to the second position in the most competitive and important market in Brazil. In the same sense, we are also please to confirm our leadership position in the northeast region achieved in the second quarter. TIM also recovery the second position national wide in the prepaid segment, with solid ARPU blended.

Our investments reached R$463 million this quarter, mainly allocated to enlarge our 2G coverage and capacity as well as increase the 3G coverage which should reach by the end of 2010, 60% of urban population. We plan to close 2010 with 3x more antennas on 3G versus 2009.

Voice has been our core-business and the main responsible for the improvements in our results lately. However, in the third quarter onwards TIM will be beyond the voice by completing the Data plans with the Infinity Web, Liberty Web and Smartphone launches.

What is Next?

  Maintaining our customer base growth trend with continuous improvements in profitability and keeping voice strategy of intensive MOU to force the migration of voice to Mobile.

  Accelerating data penetration via smartphone roll-out, resulting in increasing of top-line driven by new business. We expect to reach over 50 million users in 4Q10.

  Positive stance, since we are confident on our pattern by combining growth with long distance sustainability.

These steps will allow us to consolidate the second position in terms of Value (revenue market share) and EBITDA.

Lastly, I am very proud to lead a company that was announced as The Best Latin America Wireless Service Provider of the Year, by the World Finance Magazine ranking.

Luca Luciani

Operational Performance

Brazilian Market Overview

Brazilian mobile market reached 191,5 million lines by the end of 3Q10, a yearly growth of 15.3% (vs. 16.0% in 3Q09). Penetration rate in Brazil reachead 99% in the 3Q10, from
Growth
fueled by on-
net offering

87% in the same period last year. The mobile market growth has been supported by: i) stronger and stable economy with a solid expansion of family s income and consumption ii) increase of Multiple SIM-Card sales (mostly in the pre-paid segment), and iii) on-net offering.

and multiple
SIM cards

Total net additions in the third quarter totalled 6.3 million versus 6.5 million in the same period last year, a decrease of 3% YoY and +5% QoQ.

Breaking down the market into pre and post-paid segments, the first one reached 157.3 million users in the quarter (+15.2% YoY), and accounting for 82.1% of total market. As for the post-paid, total users reached 34.2 million, a 15.7% increase versus the same period last year.

TIM s Performance

Total subscriber base ended the third quarter with 46.9 million lines, 18.5% up from 3Q09 and representing a market share of 24.5%. Total net additions in the period came in at 2.5 million lines, reaching 40% of net share in the quarter (vs. 34% in 2Q10 and 27% in 3Q09). TIM was the leader in net adds for the second consecutive quarter, confirming market acceptance of Infinity and Liberty plans. In addition, TIM recovered the second position in total pre-paid subscriber base.

Net adds
leadership in
two
consecutive
quarters

In this quarter, TIM renewed the highest volume of gross adds reaching 7.5 million lines, up 25.8% YoY, with the growth pace followed by both segments pre and post-paid. It is worth highlighting that the adherence of SIM-only in the post-paid segment already accounts for over than 70% of the gross adds, an evidence of the great success of this new approach for the segment.

Gross adds
renewing
highest
level&

& with

Our disconnections reached 4.9 million, with a churn rate of 11.1% in the quarter (vs. 10.1% in the 2Q10 or 10.9% in 3Q09). The stronger commercial activity that TIM has been pushing in the last quarters eventually led to a higher blended churn derived by the pre-paid segment. Moreover this growth was partially offset by a lower churn on post-paid segment where our SIM-only offers are not just providing more value for customers but also preventing the increase of bad debt.

>70% in
chip-only
model

Subscriber base

Post-paid segment reached 7.2 million users, a 14.6% YoY growth vs. +11.7% in 2Q10. Since 2Q09, TIM has been consistently increasing post-paid customer base which this quarter had an addition of 279k new adds (vs. 87k in 3Q09). Infinity and Liberty plans (together with Chip-only model) ended the quarter with 3 million post-paid customers.

32 million

In the pre-paid front, total users reached 39.7 million, up 19.3% YoY - largely impacted by the Infinity plan, which has surpassed 32 million users (more than 80% of the base) and promoted an increase of ~50% YoY in the pre-paid MOU.

users in
Infinity plan

Network & Quality: Our GSM coverage reached 94% of the urban population, serving 3,200 cities. Despite a continuous steep traffic increase in the past quarters, TIM consolidated its leadership on Anatel s network quality indicator scoring 100% of the goals for the last 7 consecutive months. In addition, in September TIM reached new low of 0.60% for Call Drop metric (vs. 1.21% in 3Q09). Such result reinforces TIM s commitment to provide top notch service quality while pushing MOU intensive strategy.

Network
quality at
the highest
level

As for data coverage, TIM provides GPRS technology to 100% of its footprint, and ~80% is covered by EDGE technology. The Third Generation Technology (3G) had its roll-out speeded-up and now it is present in 181 cities reaching 51.6% of urban population in Brazil. We expected to further accelerate the 3G roll-out reaching near 60% of urban population at the end of 2010 (around 300 cities).

Marketing Performance

In the 3Q10, TIM added to the well-known unique voice offers another distinctive range of offer for the data services.

On the voice side, and for the consumer segment, the company maintained the Infinity and Liberty offers, together with the SIM-only strategy, stimulating high usage (local + LD) leveraged by the community concept. Moreover, TIM also targeted the corporate market, continuing with the offers launched in the 2Q10 and launching new specific offers through its business channel and promoting Intelig services.

For the post-paid segment, TIM maintained the offers launched in the beginning of the year, and created new promotions such as Infinity Familia that offers free and unlimited calls among four TIM numbers, including calls to TIM Fixo .

In the business market, TIM launched TIM Empresa Mundi , an innovative offer which consists in a bundle of minutes including local and long distance calls (nationwide and to more than 20 countries through the 41 code), all at a single tariff and with no roaming charges.

As for the pre-paid segment, TIM also intensified advertisement on Father s day top leverage Infinity plan, which is based on 25 cents tariff per calls (either local and LD to on-net).

Moving to data services, TIM recently launched new offers following the strategy to speed-up services, such as:

New TIM Web:

New TIM Web , is an internet key access plan that was remodeled, coming from charging per megabytes to now being based on time spend. We believe this is a more transparent for our clients making it easier to monitor bill and usage. Promotionally, the internet access is free of charges between 0AM and 8AM.

billing based
per time
rather than
per traffic

Liberty Web , a post-paid data plan launched on Father s Day, which consists of bundling top unlocked smartphones for either new or current users. For this promotional combo, clients have six months of free and unlimited internet access. Regarding the devices, smartphones can be paid in 12 installments via credit card.

Infinity Web:

Infinity Web consists in an unlimited daily internet access for a fixed fee (R$0.50 per day). TIM stimulates the migration of internet cafe s users to the internet mobile, having an anywhere, anytime concept for a more competitive tariff. It s important to say that handsets for this plan are at a very competitive price, and the option of purchase via credit card makes it easier for the target audience (lower income class) to fit in to their share-of-wallet .

the lan-house
substitution

TIM was the

On the handset side, TIM maintained its strategy of cutting subsidies, focusing on service rather than on handsets subsidy, which continued to be sold based on SIM-only approach with 12 installments. Moreover, handset portfolio is always being renewed with innovative devices like iPhone 4.

first to sell the
iPhone 4

For Fixed services, the company enlarged its TIM Fixo portfolio with a new plan called TIM Fixo Mais , which consists of a monthly fee of R$39.9 (R$20 for ported clients) for 1,000 minutes to any F-F calls. Also, TIM promotionally added to all of its fixed post-paid clients (new and current) free termination to three TIM mobile numbers until the end of the year.

On the Intelig, we continued the business turnaround. In this quarter we launched the Se Liga 23 , an offer that targets residential segment by providing national and international long distance call through the 23 code. With this promotion, the customer is able to make F-F long distance calls for R$0.23 per minute at any time of the day, breaking paradigms and changing the usage habits of its clients. On the corporate side, we promoted a new plan called Sem Fronteiras 23 , which aims at SME by charging national long distance for the same tariff as local calls, in addition to extending unlimited free calls to any mobile TIM line (resulting in saves up to 50%).

In sum, third quarter marked our new positioning on the data market (Infinity and Liberty Web launchings), and the consolidation of our voice strategy stimulating on-net traffic among the largest community base in Brazil and supported by a more robust infrastructure.

Financial Performance

Selected financial data Revenues

DESCRIPTION	3Q10	3Q09	% Y-o-Y	2Q10	% Q-o-Q
	TIM+Intelig	TIM+Intelig		TIM+Intelig
R$ thousands
Gross Revenues	5,173,491	4,822,619	7.3%	4,943,645	4.6%
Telecommunications Services	4,735,912	4,334,354	9.3%	4,550,335	4.1%
Telecommunications Services & Others - Mobile	4,396,985	4,050,855	8.5%	4,235,397	3.8%
Usage and Monthly fee	2,250,890	2,019,782	11.4%	2,143,272	5.0%
Value added services - VAS	564,887	495,580	14.0%	550,227	2.7%
Long distance	586,280	468,051	25.3%	591,452	-0.9%
Interconnection	922,687	993,839	-7.2%	902,224	2.3%
Others	72,241	73,603	-1.9%	48,222	49.8%
Telecommunications Services & Others - Fixed	338,927	283,499	19.6%	314,938	7.6%
Handset sales	437,579	488,265	-10.4%	393,310	11.3%
Discounts and deductions	(1,525,468)	(1,382,966)	10.3%	(1,412,904)	8.0%
Taxes and discounts on services	(1,349,037)	(1,148,834)	17.4%	(1,232,848)	9.4%
Taxes and discounts on handset sales	(176,431)	(234,132)	-24.6%	(180,056)	-2.0%
Net Revenues	3,648,023	3,439,653	6.1%	3,530,741	3.3%
Services	3,386,876	3,185,520	6.3%	3,317,487	2.1%
Products	261,147	254,133	2.8%	213,254	22.5%

Operating Revenues

Gross service revenues: +9.3% YoY

Gross service revenues grew by 9.3% YoY (or 4.1% QoQ), reaching R$4,736 million in the quarter. Gross product revenues amounted to R$438 million, a drop of 10.4% YoY (or +11.3% QoQ). As a result, total gross revenues reached R$5,173 million in the 3Q10, an increase of 7.3% when compared to the same period a year ago and +4.6% vs. 2Q10.

The main gross revenues breakdown and highlights for the mobile business are presented as follows:

Positive elasticity on traffic Outgoing revenues grew 14.0%	Voice outgoing revenues (usage+LD) continued to register a significant improvement YoY, growing by 14.0% in the 3Q10. The performance was backed by local and LD services, as a result of the positive traffic growth elasticity seen in our innovative plans ( Infinity and Liberty ). Voice strategy continues to enlarge usage within TIM community (both for local and LD calls). Outgoing traffic this quarter went up 80% when compared to the same period of last year, being approximately 90% on-net.

  Usage and monthly fee revenues achieved R$2,251 million this quarter, a yearly growth of 11.4%. The usage revenue growth follows the strong on-net traffic increase in the period, thus improving revenues without bringing additional interconnection cost. Furthermore, our recent innovative corporate plans (i.e. Liberty Empresa) also played a role in this growth, as our customer base is getting traction following an intense publicity and advertising activity.

#1 LD traffic carrier
  Long distance revenues reached R$586 million in the quarter, a jump of 25.3% when compared to 3Q09. TIM continues to leverage its long distance service by providing a distinctive and unique value proposition for its users. Fixed to mobile substitution continues to unlock hidden value from LD pre-paid traffic. Following this approach, the company was able to reach a remarkable #1 position in the LD traffic volume (with more than 40% of share scored in Q2).

ITX revenues continues to drop (28% of net serv. rev.)	Interconnection revenues drop 7.2% YoY to R$923 million, following incoming traffic drop as a consequence of market trend. TIM offers has been changing customer s traffic profile, from receivers to callers, thus reducing MTR dependency on revenues. As a result, incoming revenues now represents 28% of net service revenues (vs. 32% a year ago).

VAS revenues amounted at R$565 million, a growth of 14.0% YoY. By the end of this quarter, TIM enlarged its data portfolio launching plans targeting both pre-paid and post-paid segments. The positive impact of these innovative offers (increase of data as % of gross service revenues) should appear in the coming quarters along with the plans take-up.

Handset revenues totaled R$438 million (-10.4% vs. 3Q09). The yearly drop is becoming less intense since TIM started to push SIM-only sales in 3Q09 following Infinity and Liberty plans. The strategy has had high adherence among new acquisitions, and more than 70% of post-paid gross additions came in SIM-only model.

Speeding-up Intelig s turn- around	Fixed revenues, which includes Intelig and TIM fixo, totaled R$339 million in the 3Q10, 19.6% higher when compared to the same period of last year. Since the beginning of the year, Intelig had its brand reshaped and corporate offer remodeled, supporting the YoY revenue growth, which should continue to accelerate in the coming quarters.

Consolidated Net service revenues reached R$3,387 million in the quarter, an increase of 6.3% when compared to the same period last year. The improvement was highly leveraged by the outgoing voice revenues.

High usage growth amid top notch quality network	MOU (minutes of use) continued to show a significant yearly and quarterly growth, reaching a record of 123 minutes in 3Q10, up 37% vs. 90 minutes in 3Q09. The size of this achievement can be seen if we note that only in this quarter we carried over than 50% of 2009 full year traffic outgoing. This is a clear result of our commitment on having a robust network infra-structure, enabling us to push MOU intensive strategy while maintaining high standard of quality.

Lower ARPU offset by better contribution	ARPU (average revenue per user) was R$23.4 in the quarter posting a yearly reduction of 10.0%. Pre-paid ARPU had the impact of the incoming drop, due to F-M substitution. On the post-paid side, although ARPU presented a YoY drop, MARPU (ARPU contribution) registered a positive variation as our offers attract a healthier revenue profile (i.e. avoiding costs such as bad debt, subsidies and interconnection).

Selected financial data Operating Costs and Expenses

DESCRIPTION	3Q10 TIM+Intelig	3Q09 TIM+Intelig	% Y-o-Y	2Q10 TIM+Intelig	% Q-o-Q
R$ thousands
Operating Expenses	(2,724,031)	(2,667,312)	2.1%	(2,644,095)	3.0%
Personnel expenses	(138,636)	(161,138)	-14.0%	(146,779)	-5.5%
Selling & marketing expenses	(935,324)	(887,604)	5.4%	(854,498)	9.5%
Network & interconnection	(1,075,302)	(1,055,408)	1.9%	(1,044,935)	2.9%
General & administrative	(122,653)	(117,699)	4.2%	(125,981)	-2.6%
Cost Of Goods Sold	(385,698)	(335,308)	15.0%	(355,297)	8.6%
Bad Debt	(69,397)	(102,887)	-32.6%	(90,458)	-23.3%
Other operational revenues (expenses)	2,979	(7,268)	-	(26,147)	-

Operating Costs and Expenses

OPEX driven by more intense commercial activities	Total Operating costs and expenses slightly increased 2.1% YoY to R$2,724 million in the 3Q10, as a result of a more intense commercial activity (higher net addition and new plans advertisement) although we continue to deliver more efficiency in operations (e.g. bad debt and personnel).

Costs and expenses breakdowns are presented as follows:

Personnel expenses totaled R$139 million, falling 14.0% when compared to the same period of last year. The drop has been driven by Company s restructuring towards commercial focus and headcount reduction (-2.9% YoY).

Increase driven by Advertising of new data plans and Fistel	Selling & Marketing expenses amount to R$935 million, 5.4% higher when compared to the same period last year. Commercial activities intensified in this quarter, causing another high in terms of gross additions and also boosting data offers launch. These events led to a growth on advertising / publicity expenses and Fistel taxes. The increase was in part compensated by a reduction of third-party services and expenses related to handset sales.

ITX cost drop amid significant traffic volume growth	Network and Interconnection cost reach R$1.075 million in the 3Q10, a slight increase of 1.9% YoY. The increase was concentrated in the network fixed costs, following a more aggressive 3G roll-out and network integration with Intelig. The increase was partially offset by interconnection cost reduction YoY amid a significant outgoing traffic increase (+80% YoY) which was fully concentrated within our network and bringing no additional interconnection cost. Today, approximately 90% of the traffic is on-net (local and LD), where customers are benefiting from the largest community in Brazil.

General and Administrative expenses (G&A) totaled R$123 million in the 3Q10, an increase of 4.2% YoY, but a decrease when analyzing G&A over net service revenues (3.6% in 3Q10 vs. 3.7% in 3Q09).

Cost of Goods Sold raised 15% YoY to R$386 million in the quarter mainly explained by the carry over effect on subsidy deferral from past quarters sales. Excluding this carry effect, our COGS would be 11% lower than a year ago.

Bad debt at the lowest level of 2% of serv. revenues	Bad Debt expenses reduced to R$69 million, down 32.6% YoY, amid a post-paid base increased of 14.6%. This is a consistent reduction on bad debt each quarter, an evidence of rational go-to-market approach based on naked SIM-Card sales and efficient customer credit scoring. As a result, in this quarter bad debt as a percentage of net service revenues reached its lowest level in TIM s history at 2.0%, down from 3.2% registered in 3Q09.

SAC/ARPU sharp drop even after record in sale	Subscriber Acquisition Costs (where SAC = subsidy + commissioning + full advertising expenses) reduced to R$59 in the quarter, a significant yearly drop of 30.6%. The performance reflects our efficiency on acquisition, although still delivering a record high in gross additions. SAC/ARPU ratio at 2.5x continue to decline (vs. 3.2x in the 3Q09).

EBITDA

Sound EBITDA growth of 20% YoY	EBITDA (earnings before interests, taxes, depreciation and amortization) reached R$924 million (or R$1,038 million under IFRS), the number represents an expansion of R$152 million or 19.6% versus 3Q09. The expansion is mainly explained by the performance of voice outgoing service contribution (voice revenues interconnection costs), which registered a growth rate of 18.7% YoY. At the same time, TIM continues to push SIM-only sales and reducing the dependency of interconnection on EBITDA, from 36% in 3Q09 to 28% in 3Q10.

As a result, EBITDA margin reached 25.3% (or 28.2% in IFRS), a sound increase when compared to 3Q09 EBITDA margin of 22.5%. The improvement is an evidence of good balance between commercial approach and profitability focus.

EBITDA and EBITDA margin

Depreciation and Amortization

Depreciation and amortization accounted for R$667 million in the third quarter, a drop of 3.8% when compared to the 3Q09.

EBIT

EBIT growth more than 3x YoY	EBIT (earnings before interest and taxes) totaled R$257 million in the 3Q10. In a yearly comparison, EBIT performed well above R$79 million registered in the 3Q09 (or over 3x YoY) - following a greater EBITDA result in the quarter.

Net Financial Result

Net financial expenses totaled R$61 million in the quarter versus R$89 million positive result registered a year ago. The positive result in 3Q09 was impacted by FX variation gain of R$165 million from a non-hedged debt of Intelig. Excluding this effect, the number would be negative in R$76 million. As for the quarterly comparison, 3Q10 figures was in-line with 2Q10 results.

Income and Social Contribution Taxes

Income and Social Contribution taxes came at R$70.6 million versus a credit of R$27.6 registered a year ago. The 3Q09 result was impacted by the reversion of tax provisioning of our subsidiary, TIM Celular, in R$38.5 million and by the reversion of provisioning from Income and Social Contribution taxes contingence in R$14.5 million due to the adherence of REFIS fiscal benefit.

Net Profit

Consolidated Net Profit reached R$124.7 million in 3Q10, against a profit of R$194.9 million in 3Q09, a drop of 36% only due to the positive impact from the FX gain in 3Q09 (as previously mentioned). On a quarterly comparison, net income grew by 23%.

CAPEX (Investments)

Investments totaled R$463.2 million in the 3Q10 (~13% of net revenues), a decrease of 13.6% YoY. If we take into account 9M figures, in 2010 Capex reached R$1,475 million which represents an increase of 28% on yearly comparison. When considering only network, investments increased by 14% YoY, mainly 2G capacity/expansion and 3G roll-out speed-up.

Net financial position and free cash flow

Gross Debt amounted to R$ 3,448 million (of which 73% long term), slightly down from R$3,503 million in 3Q09, but with a considerable decrease if compared to the 2Q10 (R$4,224 million). Such decrease is due to the amortization of R$878 millions debts in this quarter. Company s debt is composed by long-term financing from BNDES (Brazilian Economic and Social Development Bank), BNB (Banco do Nordeste do Brasil) and EIB (European Investment Bank), as well as borrowings from other local and international financial institutions.

Approximately 22% of our total debt is denominated in foreign currency (USD), and it is 100% hedged in local currency. Average cost of debt stood at 10.0% in the 3Q10 compared to 9.74% in the 3Q09.

Cash and Cash equivalents reached R$ 1,369 million, resulting in a net debt position of R$ 2,079 million and 18% lower than 3Q09 (R$464 million).

Operating Free Cash Flow was R$603 million, an increase of 53.9% when compared to the same period of last year (without Intelig figures) and mainly backed by an EBITDA expansion YoY of R$152 million. As a result, net cash flow reached R$441 million vs. R$356 in 3Q09.

Ownership Breakdown

About TIM Participações S.A.

TIM Participações S.A. is a holding company that provides telecommunication services all across Brazil through its subsidiaries, TIM Celular S.A. and Intelig Telecomunicações LTDA. TIM Participações is a subsidiary of TIM Brasil Serviços e Participações S.A., a Telecom Italia group company. TIM launched its operations in Brazil in 1998 and consolidated its nationwide footprint in 2002, thus becoming the first wireless operator to be present in all of Brazilians states.

TIM provides mobile, fixed and long distance telephony as well as data transmission services, with the focus always on the quality of the services offered to clients. Thanks to the GSM technology, TIM has a nationwide reach of approximately 94% of the urban population the widest GSM coverage in Brazil, with presence in 3,200 cities. TIM also provides extensive data coverage services in the country, 100% of it using GPRS, ~80% using EDGE, besides having a sophisticated Third Generation (3G) network serving around 50% of the country s urban population. The Company has international roaming agreements for TIM clients with more than 450 networks available in more than 200 countries across six continents.

» Integrated company with a nationwide footprint since 2002

» Network: largest GSM coverage and proven quality

» Innovative offers: new concepts leveraging TIM community

» Brand: associated to innovation and quality attributes

» Sustainability: Maintained in ISE index for 2009/2010

The TIM brand is strongly associated with innovation and quality. During its presence in the country, it has become the pioneer in a diversity of products and services, such as MMS and Blackberry in Brazil. Continuing this trend, it renewed its portfolio in 2009 to position itself as the operator that devises Plans and Promotions that Revolutionize . It launched two families of plans Infinity and Liberty , in addition to the sophisticated Da Vinci . The new portfolio is based on an innovative concept, with a great deal of incentive to use (billing by call, unlimited use) and constantly explores the concept of TIM community, the largest in the country, with 47 million lines in Brazil.

In December 2009, the company concluded the merger of 100% of Intelig, which provides fixed, long distance telephony and data transmission services in Brazil. The merger, announced in April last year, is supporting the expansion of TIM´s infrastructure, a combination that allows to speed up the development of the 3G network, to optimize the cost of renting facilities, and also to improve our competitive positioning in the telecom market.

TIM Participações is a publicly-held company, whose shares are listed on the São Paulo Stock Exchange (BM&FBOVESPA) and ADRs (American Depositary Receipts) are listed on the New York Stock Exchange (NYSE). TIM is also included in a select group of companies of the Corporate Sustainability Index(ISE) of BM&FBOVESPA.

Disclaimer

This document may contain forward-looking statements. Such statements are not statements of historical fact and reflect the beliefs and expectations of the Company's management. The words "anticipates , "believes , "estimates , "expects , "forecasts , "plans , "predicts , "projects , "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties foreseen, or not, by the Company. Therefore, the Company s future operating results may differ from current expectations and readers of this release should not base their assumptions exclusively on the information given herein. Forward-looking statements only reflect opinions on the date on which they are made and the Company is not obliged to update them in light of new information or future developments.

Attachments

Attachment 1:	Balance Sheet
Attachment 2:	Income Statements
Attachment 3:	2009 Income Statements (Pro-forma TIM + Intelig)
Attachment 4:	Cash Flow Statements
Attachment 5:	EBITDA
Attachment 6:	Consolidated Operational Indicators
Attachment 7:	Glossary

The Complete Financial Statements, including Explanatory Notes, are available at the Company s Investor Relations Website: www.tim.com.br/ir

Attachment 1

TIM PARTICIPAÇÕES S.A.

Balance Sheet (BR GAAP)

(R$ Thousand)

DESCRIPTION	3Q10	2Q10	%Q-o-Q	3

ASSETS	15,841,470	16,589,558	-4.5%	14,510,688

CURRENT ASSETS	5,566,170	6,113,448	-9.0%	5,029,958
Cash and cash equivalents	1,353,836	1,686,980	-19.7%	944,142
Short-term investments	15,289	16,457	-7.1%	15,426
Accounts receivable	2,690,308	2,649,504	1.5%	2,428,809
Inventories	222,709	227,941	-2.3%	397,483
Recoverable Taxes	894,204	898,433	-0.5%	777,809
Deferred income and social contribution taxes	14,704	16,211	-9.3%	14,471
Prepaid expenses	284,330	476,752	-40.4%	329,894
Derivative contracts	6,967	57,452	-87.9%	63,329
Other assets	83,823	83,718	0.1%	58,595

NONCURRENT	10,275,300	10,476,110	-1.9%	9,480,730
Noncurrent assets
Long-term investments	17,442	16,641	4.8%	11,989
Accounts receivable	28,862	30,065	-4.0%	-
Recoverable Taxes	295,217	269,419	9.6%	199,577
Deferred income and social contribution taxes	157,278	181,303	-13.3%	110,763
Judicial deposits	347,873	334,499	4.0%	177,153
Prepaid expenses	15,268	15,869	-3.8%	10,770
Derivative contracts	22,815	31,822	-28.3%	25,675
Other assets	17,751	11,934	48.7%	7,904

Permanent Assets
Property, plant and equipment	5,063,823	5,136,565	-1.4%	4,450,295
Intangibles	4,226,529	4,356,039	-3.0%	4,366,112
Deferred	82,442	91,954	-10.3%	120,492

LIABILITIES	15,841,470	16,589,558	-4.5%	14,510,688

CURRENT LIABILITIES	3,999,723	4,752,642	-15.8%	4,253,949
Suppliers	2,107,670	2,241,615	-6.0%	1,995,329
Loans and financing	926,216	1,596,944	-42.0%	1,434,510
Derivative contracts	1,872	51,514	-96.4%	42,503
Salaries and related charges	132,397	117,311	12.9%	115,212
Taxes, charges and contributions	671,103	601,989	11.5%	546,743
Dividends payable	15,159	23,711	-36.1%	20,566
Other liabilities	145,306	119,558	21.5%	99,086

NONCURRENT LIABILITIES	3,254,622	3,382,856	-3.8%	2,559,944
Loans and financing	2,414,644	2,556,475	-5.5%	2,020,745
Derivative contracts	135,459	108,118	25.3%	94,455
Provision for contingencies	169,024	209,696	-19.4%	187,366
Pension plan	7,338	7,401	-0.9%	6,229
Taxes, charges and contributions	197,763	198,696	-0.5%	-
Asset retirement obligations	259,171	252,865	2.5%	230,769
Other liabilities	71,223	49,605	43.6%	20,380

SHAREHOLDERS' EQUITY	8,587,125	8,454,060	1.6%	7,696,795
Capital	8,149,096	8,149,096	0.0%	7,632,371
Capital reserves	15,569	15,569	0.0%	15,569
Income reserves	166,395	158,050	5.3%	147,305
Net Income (loss) for the period	256,065	131,345	95.0%	(98,450
* TIM Stand Alone

     Attachment 2 TIM PARTICIPAÇÕES S.A.

Income Statements Pro-forma TIM Stand Alone Basis (BR GAAP)

(R$ Thousand)

DESCRIPTION	3Q10 TIM On	3Q09 TIM Only	% Y-o-Y	2Q10 TIM Only	% Q-o-Q

Net Revenues	3,462,210	3,283,280	5.4%	3,351,635	3.3%
Services	3,201,063	3,029,147	5.7%	3,138,381	2.0%
Products	261,147	254,133	2.8%	213,254	22.5%
EBITDA	901,262	758,781	18.8%	859,274	4.9%
EBITDA Margin	26.0%	23.1%	2.9 p.p	25.6%	0.4 p.p

Income Statements TIM+Intelig (BR GAAP)

(R$ Thousand)

DESCRIPTION	3Q10 TIM+Intelig	3Q09 TIM+Intelig	% Y-o-Y	2Q10 TIM+Intelig	% Q-o-Q

Gross Revenues	5,173,491	4,822,619	7.3%	4,943,645	4.6%
Telecommunications Services	4,735,912	4,334,354	9.3%	4,550,335	4.1%
Telecommunications Services & Others - Mobile	4,396,985	4,050,855	8.5%	4,235,397	3.8%
Usage and Monthly fee	2,250,890	2,019,782	11.4%	2,143,272	5.0%
Value added services - VAS	564,887	495,580	14.0%	550,227	2.7%
Long distance	586,280	468,051	25.3%	591,452	-0.9%
Interconnection	922,687	993,839	-7.2%	902,224	2.3%
Others	72,241	73,603	-1.9%	48,222	49.8%
Telecommunications Services & Others - Fixed	338,927	283,499	19.6%	314,938	7.6%
Handset sales	437,579	488,265	-10.4%	393,310	11.3%
Discounts and deductions	(1,525,468)	(1,382,966)	10.3%	(1,412,904)	8.0%
Taxes and discounts on services	(1,349,037)	(1,148,834)	17.4%	(1,232,848)	9.4%
Taxes and discounts on handset sales	(176,431)	(234,132)	-24.6%	(180,056)	-2.0%
Net Revenues	3,648,023	3,439,653	6.1%	3,530,741	3.3%
Services	3,386,876	3,185,520	6.3%	3,317,487	2.1%
Products	261,147	254,133	2.8%	213,254	22.5%
Operating Expenses	(2,724,031)	(2,667,312)	2.1%	(2,644,095)	3.0%
Personnel expenses	(138,636)	(161,138)	-14.0%	(146,779)	-5.5%
Selling & marketing expenses	(935,324)	(887,604)	5.4%	(854,498)	9.5%
Network & interconnection	(1,075,302)	(1,055,408)	1.9%	(1,044,935)	2.9%
General & administrative	(122,653)	(117,699)	4.2%	(125,981)	-2.6%
Cost Of Goods Sold	(385,698)	(335,308)	15.0%	(355,297)	8.6%
Bad Debt	(69,397)	(102,887)	-32.6%	(90,458)	-23.3%
Other operational revenues (expenses)	2,979	(7,268)	-	(26,147)	-
EBITDA	923,992	772,341	19.6%	886,646	4.2%
EBITDA Margin	25.3%	22.5%	2.9 p.p.	25.1%	0.2 p.p.
Depreciation & amortization	(667,219)	(693,589)	-3.8%	(672,470)	-0.8%
Depreciation	(373,641)	(379,906)	-1.6%	(377,677)	-1.1%
Amortization	(293,578)	(313,683)	-6.4%	(294,793)	-0.4%
EBIT	256,773	78,752	226.1%	214,176	19.9%
EBIT Margin	7.0%	2.3%	4.7 p.p.	6.1%	1.0 p.p.
Net Financial Results	(61,451)	88,603	-	(62,100)	-1.0%
Financial expenses	(184,063)	(74,618)	146.7%	(297,750)	-38.2%
Financial income	122,612	163,221	-24.9%	235,650	-48.0%
Income before taxes	195,322	167,355	16.7%	152,076	28.4%
Income tax and social contribution	(70,602)	27,579	-	(50,682)	39.3%
Net Income	124,720	194,934	-36.0%	101,394	23.0%

     Attachment 3 TIM PARTICIPAÇÕES S.A.

2009 Income Statements (BR GAAP) Pro-forma TIM+Intelig

(R$ Thousand)

DESCRIPTION	1Q09	2Q09	3Q09	4Q09	2009

Gross Revenues	4,457,639	4,779,798	4,822,618	4,958,063	19,018,118
Telecommunications Services	4,080,107	4,206,468	4,334,353	4,635,564	17,256,492
Telecommunications Services & Others - Mobile	3,838,438	3,932,696	4,050,855	4,360,276	16,182,265
Usage and Monthly fee	1,869,488	1,950,420	2,019,782	2,228,491	8,068,181
Value added services - VAS	429,683	483,284	495,580	488,640	1,897,187
Long distance	454,439	453,087	468,051	567,543	1,943,120
Interconnection	1,036,307	978,828	993,839	997,975	4,006,949
Others	48,521	67,077	73,603	77,627	266,828
Telecommunications Services & Others - Fixed	241,669	273,772	283,498	275,288	1,074,227
Handset sales	377,532	573,330	488,265	322,499	1,761,626
Discounts and deductions	(1,283,952)	(1,293,788)	(1,382,966)	(1,415,912)	(5,376,618)
Taxes and discounts on services	(1,095,109)	(1,088,470)	(1,148,834)	(1,249,095)	(4,581,508)
Taxes and discounts on handset sales	(188,843)	(205,318)	(234,132)	(166,817)	(795,110)
Net Revenues	3,173,687	3,486,010	3,439,652	3,542,151	13,641,500
Services	2,984,998	3,117,998	3,185,519	3,386,469	12,674,984
Products	188,689	368,012	254,133	155,682	966,516
Operating Expenses	(2,555,232)	(2,722,130)	(2,667,310)	(2,560,514)	(10,505,186)
Personnel expenses	(175,744)	(155,240)	(161,138)	(153,361)	(645,483)
Selling & marketing expenses	(719,572)	(841,502)	(887,604)	(919,214)	(3,367,892)
Network & interconnection	(1,067,668)	(1,008,787)	(1,055,408)	(1,083,522)	(4,215,385)
General & administrative	(118,442)	(128,907)	(117,699)	(123,980)	(489,028)
Cost Of Goods Sold	(324,451)	(466,727)	(335,308)	(203,340)	(1,329,826)
Bad Debt	(138,235)	(95,671)	(102,887)	(82,353)	(419,146)
Other operational revenues (expenses)	(11,120)	(25,296)	(7,266)	5,256	(38,426)
EBITDA	618,455	763,880	772,342	981,637	3,136,314
EBITDA Margin	19.5%	21.9%	22.5%	27.7%	23.0%
Depreciation & amortization	(671,968)	(678,387)	(693,589)	(648,742)	(2,692,686)
Depreciation	(367,900)	(373,021)	(379,906)	(375,262)	(1,496,089)
Amortization	(304,068)	(305,366)	(313,683)	(273,480)	(1,196,597)
EBIT	(53,513)	85,493	78,753	332,895	443,628
EBIT Margin	-1.7%	2.5%	2.3%	9.4%	3.3%
Net Financial Results	(68,797)	265,439	88,603	(31,912)	253,333
Financial expenses	(286,507)	(28,631)	(74,618)	(198,497)	(588,253)
Financial income	217,710	294,070	163,221	166,585	841,586
Income before taxes	(122,310)	350,932	167,356	300,983	696,961
Income tax and social contribution	(42,929)	(37,956)	27,579	47,790	(5,516)
Net Income (Loss)	(165,239)	312,976	194,935	348,773	691,445

Attachment 4

TIM PARTICIPAÇÕES S.A.

Cash Flow Statements (BR GAAP)

(R$ Thousand)

	3Q10	3Q09*	% Y-o-Y	2Q10	% Q-o-Q

EBIT	256,772	95,098	170.0%	214,176	19.9%

Depreciation and Amortization	667,219	663,685	0.5%	672,470	-0.8%
Capital Expenditures	(463,156)	(535,915)	-13.6%	(436,350)	6.1%
Changes in Net Operating Working Capital	141,682	168,691	-16.0%	(221,272)	-

FREE OPERATING CASH FLOW	602,517	391,559	53.9%	229,024	163.1%

Income and Social Contribution Taxes	(45,069)	40,609	-	(31,491)	43.1%
Dividends and Interest on Capital	(207)	(12)	1625.0%	(200,891)	N.A.
Net Financial Revenue	(61,450)	(61,865)	-0.7%	(62,100)	-1.0%
Judicial Deposits	(9,906)	(14,944)	-33.7%	(24,831)	-60.1%
LT Taxes, Interests and Contributions	(933)	-	-	161,401	-
Other changes	(43,895)	957	-	(33,958)	29.3%

NET CASH FLOW	441,057	356,304	23.8%	37,154	1087.1%
* TIM Stand Alone

Attachment 5

TIM PARTICIPAÇÕES S.A.

EBITDA

(R$ Thousand)

EBITDA Reconciliation	3Q10	3Q09*	% Y-o-Y	2Q10	% Q-o-Q

Net Income	124,720	194,934	-36.0%	101,394	23.0%
(+) Provision for Income Tax and Social Contribution	(70,602)	27,579	-	(50,682)	39.3%
(+) Net Financial Results	(61,451)	88,603	-	(62,100)	-1.0%
EBIT	256,773	78,752	226.1%	214,176	19.9%
(+) Amortization and Depreciation	(667,219)	(693,589)	-3.8%	(672,470)	-0.8%
EBITDA	923,992	772,341	19.6%	886,646	4.2%
* Pro-forma TIM+Intelig

Attachment 6

TIM PARTICIPAÇÕES S.A.

Consolidated Operational Indicators TIM Stand Alone

	3Q10	3Q09	2Q10	% Y-o-Y	% Q-o-Q

Brazilian Wireless Subscriber Base (million)	191.5	166.1	185.1	15.3%	3.4%
Estimated Total Penetration	99.0%	86.7%	95.9%	12.3 p.p.	3.1 p.p.
Municipalities Served - TIM GSM	3,200	2,958	3,198	8.2%	0.1%
Market Share	24.5%	23.8%	24.0%	0.7 p.p.	0.5 p.p.
Total Lines ('000)	46,934	39,600	44,413	18.5%	5.7%
Prepaid	39,712	33,297	37,469	19.3%	6.0%
Postpaid	7,222	6,303	6,944	14.6%	4.0%
Gross Additions ('000)	7,463	5,930	6,366	25.8%	17.2%
Net Additions ('000)	2,521	1,774	2,057	42.1%	22.6%
Churn	11.1%	10.9%	10.1%	0.2 p.p	1.0 p.p
ARPU (R$)	23.4	26.0	24.1	-10.0%	-2.9%
MOU	123	90	110	37.2%	12.1%
SAC (R$)	59	85	66	-30.6%	-11.5%
Investment (R$ million)	463.2	535.9	436.4	-13.6%	6.1%
Employees	9,081	9,349	8,815	-2.9%	3.0%

Attachment 7

Glossary

Financial Terms	Operational Indicators

Bad Debt (PDD) - Provision for estimated amount of accounts receivable.(customer balance).that has been determined to be uncollectible.	ARPU (Average Revenue per User) - Average total net service Revenue per customers in the period.
CAPEX (capital expenditure) - capital investment.	ARPM (Average Revenue per Minute) - ARPU / MOU
EBIT = Earnings before interest and tax.	Churn rate - Percentage of the disconnections from customer base during the period.
EBITDA = Earnings before interest, tax, depreciation andamortization.	Customers - Number of access in service.
EBITDA Margin = EBITDA / Operating Net Revenue.	Gross additions - Total of customers acquired in the period.
Net Debt = Gross debt cash.	Market penetration = (Company s total number of customers +estimated number of customers of competitors) / each 100 inhabitants in the Company s operating area.
Net debt / EBITDA = Index wichs evaluates the Company sability to pay its debt with the generation of operating cash of the period.	Market Share Company s total number of customers / numberof customers in its operating area.
Operating Cash Flow = EBITDA CAPEX.	MOU (minutes of use) - monthly average in minutes of trafficper customer = (total number of outgoing minutes + incoming minutes) / monthly average of customers in the period.
PL - Shareholders Equity.	Net additions = Gross additions number of customersdisconnected.
Subsidy = (net revenue from goods cost of sales + vendorsdiscounts) / gross additions.	SAC (Customer acquisition cost) = (subsidy + commissions +advertising & promotions) / gross additions.
Working Capital = Operational current assets operationalcurrent liabilities.	MTR - Mobile termination rate.

Technology and Services

CSP - Carrier Selection Code to long distance calls.
EDGE (Enhanced Data rates for Global Evolution) - technique developed to increase the speed of data transmission via cell phone, creating a real broadband for handsets with the GSM technology. The first EDGE handsets available offer speed that can reach up to 200 Kbps, depending on the handset model.
GSM (Global System for Móbile Communications) - A system storing and coding cell phone data, such as user calls and data. The GSM is now the standard most used in the world.
SMP - Personal Mobile Services.
SMS (Short Message Service) - Ability to send and receive alphanumerical messages.
3G/HSDPA (High-Speed Downlink Packet Access) - 3G technology capable of proceed data transmission with higher speed, allowing the internet access through high speed connections to mobile users.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: October 29, 2010	By:	/s/ Claudio Zezza

Name: Claudio Zezza
Title: CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.